[Letterhead of Akin Gump Strauss Hauer & Feld LLP]
July 23, 2007
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-0407

Attn.:	Pamela A. Long
Assistant Director
Division of Corporation Finance
Re: Quanta Services, Inc.

Re:	Responses to Comments on Amendment No. 2 to the Registration Statement on Form S-4 filed by Quanta Services, Inc. on July 9, 2007 (File No. 333-142279)
Dear Ms. Long:
     Quanta Services, Inc. (“Quanta”) today filed Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-142279) (as amended, the “Registration Statement”). This letter, which is being submitted on behalf of Quanta and InfraSource Services, Inc. (“InfraSource”), responds to your letter, dated July 19, 2007, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of July 19, 2007. For your convenience, we have also included the text of each of the comments in bold. In general, the information contained in this letter with respect to Quanta has been furnished by Quanta and the information contained in this letter with respect to InfraSource has been furnished by InfraSource. All page references contained in the responses in this letter are to the pages of the Registration Statement in the form filed today with the Commission.

General
1.	We note your response to comment 1 of our letter dated June 22, 2007, including the statement that the forecasts prepared by each party were not relied upon by either party “as a key determinative factor in approving the Merger” and that neither board’s recommendation “was contingent on such forecasts . . .” Please confirm your view that the financial projections provided by each party to the other party were not material to either recipient’s decision to approve the proposed merger and that such information would not affect the total mix of information made available to investors of the respective companies.
Response:
As previously described in the comment response letter dated July 9, 2007 and hereby confirmed by each of Quanta and InfraSource with respect to their own decision-making process, neither Quanta nor InfraSource believe that the financial projections provided by each party to the other party were material to either recipient’s decision to approve the proposed merger nor would the exclusion of this information from the Registration Statement affect the total mix of information made available to the investors of either company.
Material U.S. Federal Income Tax Consequences of the Merger, page 62
2.	Delete reference to the disclosure under this heading being a “general discussion.”
Response:
In response to the Staff’s comment, the disclosure on page 62 has been revised to remove the reference to it being a general discussion.
3.	We note that you have obtained two short-form tax opinions, which are included as Exhibits 8.1 and 8.2 to the registration statement. We have the following comments:
•	The disclosure in this section must be the opinion of counsel with respect to all material tax consequences and not merely a summary of the opinion of such tax consequences. Please revise accordingly and clearly identify those portions of the discussion that constitute the opinion of counsel.
Response:
In response to the Staff’s comment, the disclosure on page 63 has been revised to clarify the sections that constitute opinion of counsel.
•	Counsel rendering its opinion with respect to each material tax consequence must be specifically identified. Please revise accordingly.

Response:
In response to the Staff’s comment, the disclosure on page 63 has been revised to identify Ballard Spahr Andrews & Ingersoll, LLP and Akin Gump Strauss Hauer & Feld LLP as the counsel rendering these opinions.
•	The short form tax opinions filed as exhibits to the registration statement must speak as of the date of effectiveness of the registration statement, rather than the date they are filed with the Commission. Please revise accordingly.
Response:
In response to the Staff’s comment, Akin Gump Strauss Hauer & Feld LLP’s opinion filed as Exhibit 8.1 and Ballard Spahr Andrews & Ingersoll, LLP’s opinion filed as Exhibit 8.2 have been revised.
Please also revise the applicable disclosure in the Q&A and Summary sections accordingly.
Response:
In response to the Staff’s comment, the disclosure on pages 3 and 14 has been revised to be consistent with the revised disclosure under the caption “Material U.S. Federal Income Tax Consequences of the Merger.”
4.	You must clearly disclose the tax consequences of the transaction to investors. If doubt exists because of a lack of authority addressing the tax consequences, please explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion and provide risk factor disclosure setting forth the risk to investors. Alternatively, please delete words such as “we believe,” “we expect,” “we anticipate” or “the following discussion assumes” that transaction will be treated as a reorganization or words that describe tax consequences “generally.”
Response:
In response to the Staff’s comment, the disclosure on pages 3, 14 and 63 has been revised.
Signatures
5.	Please provide the conforming signature of your Chief Accounting Officer.
Response:

In response to the Staff’s comment, the conforming signature of Derrick A. Jensen, Quanta’s Chief Accounting Officer has been provided.
Exhibits
Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities
6.	Please file a revised opinion of counsel that does not contain an assumption that the terms under which the shares will be issued were established in conformity with your certificate of incorporation, as it makes a legal conclusion underlying the opinion. In addition, such opinion must speak as of the date of effectiveness of the registration statement, rather than as of the date the opinion is provided to you or filed with the Commission. Please revise accordingly.
Response:
In response to the Staff’s comment, a revised opinion of Akin Gump Strauss Hauer & Feld LLP is filed as Exhibit 5.1.
7.	Please explain the qualification set forth in paragraph B. that you are registered limited liability partnership under the laws of the State of Texas.
Response:
In response to the Staff’s comment, paragraph B. has been deleted in the revised opinion of Akin Gump Strauss Hauer & Feld LLP filed as Exhibit 5.1.
Exhibits 8.1 and 8.2
8.	The opinions set forth in Exhibits 8.1 and 8.2 must indicate that the discussion in the prospectus is the opinion of counsel, and not merely a fair summary or materially accurate. Please revise accordingly.
Response:
In response to the Staff’s comment, Akin Gump Strauss Hauer & Feld LLP’s opinion filed as Exhibit 8.1 and Ballard Spahr Andrews & Ingersoll, LLP’s opinion filed as Exhibit 8.2 have been revised.

     Please contact me at (713) 220-5896, via fax at (713) 236-0822 or via e-mail at clafollette@akingump.com, or John Goodgame of the same firm at (713) 220-8144 if you have any comments or questions about this letter of if we can provide additional information.

Very truly yours,

/s/ Christine B. LaFollette

Christine B. LaFollette, Esq.

cc:	Tana L. Pool, Esq.
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

Deborah C. Lofton, Esq.
InfraSource Services, Inc.
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063

Mark Zvonkovic, Esq.
John Goodgame, Esq.
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St., 44th Floor
Houston, Texas 77002

Mary J. Mullany, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
51st Floor, 1735 Market Street
Philadelphia, Pennsylvania 19103

Matt Franker
Mindy Hooker
Jennifer Thompson
Andy Schoeffler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0407

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